SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of August, 2005

                     CHINA PETROLEUM & CHEMICAL CORPORATION
                             A6, Huixindong Street,
                        Chaoyang District Beijing, 100029
                           People's Republic of China
                              Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
         Form 20-F     X            Form 40-F
                   ---------                  ---------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
         Yes              No    X
             ---------       ---------

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
         N/A

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This Form 6-K consists of:

The Announcement of the Resolutions of the Nineteenth Meeting of the Second Session of the Board of Directors of China Petroleum & Chemical Corporation (the "Registrant"), made by the Registrant in English on August 26, 2005.

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                    CHINA PETROLEUM & CHEMICAL CORPORATION

                  (a joint stock limited company incorporated
           in the People's Republic of China with limited liability)
                              (Stock Code: 0386)
                      (Overseas Regulatory Announcement)

        Announcement of the Resolutions of the Nineteenth Meeting of the
                    Second Session of the Board of Directors
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Sinopec Corp. and the Board confirm the truth, accuracy and completeness of the information contained in this announcement and collectively and individually accept full responsibility for any fraudulent representation, misrepresentation or material omission herein.
--------------------------------------------------------------------------------

The Nineteenth Meeting of the Second Session of the board of directors (the "Board") of China Petroleum & Chemical Corporation ("Sinopec Corp.") was held on 26 August 2005 at Sinopec Corp.'s head offices (the "Meeting"), the written notice of which was issued on 16 August 2005.

Mr. Chen Tonghai, the Chairman, Mr. Wang Jiming, Vice Chairman, Mr. Zhang Jiaren, Mr. Cao Xianghong, Mr. Liu Genyuan, Mr. Chen Qingtai, Mr. Ho Tsu Kwok, Charles, and Mr. Cao Yaofeng, Directors, were present at the Meeting. Mr. Mou Shuling, Mr. Gao Jian, Mr. Fan Yifei, Mr. Shi Wanpeng and Mr. Zhang Youcai, Directors, could not attend the meeting for reason of official duties. Mr. Mou Shuling appointed Mr. Cao Xianghong, Director, Mr. Gao Jian appointed Mr. Chen Tonghai, the Chairman, Mr. Fan Yifei appointed Mr. Wang Jiming, Vice Chairman and Mr. Zhang Youcai and Mr. Shi Wanpeng appointed Mr. Chen Qingtai, Director to vote on their behalf at the Meeting. A quorum for a meeting of the board of Sinopec Corp. as set out in the provisions of the Articles of Association of Sinopec Corp. was present.

The Meeting was convened and chaired by Mr. Chen Tonghai, the Chairman. After careful consideration by the Board, each of the following resolutions were separately and unanimously passed at the Meeting (including approval by all the Independent Directors):

1. The "Report on the Performance Review for the First Half of Year 2005 and Work Arrangements for the Second Half of Year 2005" was approved.

2. The dividend distribution plan for the first half of year 2005 was approved. The dividend distribution plan for the six months ended 30 June 2005 is, on the basis of the total number of issued shares of 86,702,439,000 shares as at 30 June 2005, cash dividend per share declared is RMB0.04 (including tax) and the total amount of cash dividend is RMB3.468 billion.

3. The financial statements for the first half of year 2005 audited by KPMG Huazhen and KPMG were approved.

4.   The interim report for the first half of year 2005 was approved.

5. The proposal regarding the revision of the "Working Rules and Procedures of the Audit Committee of the Board of Directors" was approved.

6. The "Rules of Securities Transactions by Sinopec Corp.'s Employees" was approved.

                                                   By Order of the Board
                                          China Petroleum & Chemical Corporation
                                                          Chen Ge
                                            Secretary to the Board of Directors

Beijing, PRC, 26 August 2005

As at the date of this announcement, the directors of Sinopec Corp. are Messrs. Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghong, Liu Genyuan, Gao Jian and Fan Yifei; the independent non-executive directors of the Company are Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai; and the employee representative director of the Company is Mr. Cao Yaofeng.
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                                    SIGNATURE

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          China Petroleum & Chemical Corporation



                                                                 By: /s/ Chen Ge
                                                                     -----------

                                                                   Name: Chen Ge

                                      Title: Secretary to the Board of Directors



Date: August 26, 2005